UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                              FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

1(a) Name of Issuer           (b) IRS Ident. No.  (c) SEC File No. DCI
      24/7 Media, Inc.             13-2884572          0-29768
  -------------------------    -----------------   ---------------
1(d) Address of Issuer  Street       City    State   Zip    (e)Phone #
      1250 Broadway; 27th Floor	 New York     NY   10001   (212)231-7100
  ------------------------------------------------------- -----------
2(a) Name of Person for     (b) IRS       (c) Relationship
     Whose Account the          Ident.        to
     Securities are to          No.           Issuer
     Be Sold
     Dartley Family, L.P.   06-1442585
  ------------------------  -----------   ----------------

2(d) Address Street       City         State     Zip
     500 Nyala Farm Road  Westport,    CT        06880
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number.



3(a) Title of         (b) Name and        SEC USE ONLY   (c)Number
    the Class of          Address of      Broker-Dealer     of Shares
    Securities            Each Broker     File Number       or Other
    To be Sold            Through Whom                      Units to
                          the Securities                    be Sold
                          are to be
                          Offered or
                          Each Market
                          Maker who is
                          Acquiring the
                          Securities

 Common Stock             Merrill Lynch		    	     5,761
 			  World Financial Center
			  North Tower
			  New York, NY 10281
 -----------------    -------------------   ----------   ------------
3(d) Aggregate       (e) Number of    (f) Approximate  (g)Name of
     Market Value        Shares or        Date of Sale    Each
                         Other Units      (Mo. Day Yr.)   Securities
                         Outstanding                      Exchange

     195,874		 20,170,000	   7/22/99        OTC
-----------------    ---------------  ---------------  --------------



TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of     Date you      Nature of Acquisition   	Name of Person
the Class    Acquired      Transaction             	From Whom Acquired

Common        4/9/98     Merger of Interactive 	        24/7 Media, Inc.
                         Imaginations, Inc. (prior
                         Holding) with 24/7 Media, Inc.
---------    --------   -------------------------  ------------------

Amount of    Date of    Nature of Payment
Securities   Payment
Acquired

11,961	     4/9/98		N/A
----------   -------    -------------------------

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address            Title of     Date   Amount of    Gross
Of Seller                   Securities   of     Securities   Proceeds

Dartley Family, LP	  Common Stock  4/14/99  1,400       187,917.06
500 Nyala Farm Road	  Common Stock  4/16/99    800	      42,100.59
Westport, CT 06880        Common Stock  4/21/99  3,500       164,615.85
			  Common Stock	7/19/99    500 	     18,553.55
------------------------    ----------   -----  ----------  ---------
Remarks:






                                The person for whose account the
                                Securities to which this notice
                                relates are to be sold hereby
                                represents by signing this notice
                                that he does not know any material
                                adverse information in regard to the
                                current and prospective operations of
                                the Issuer of the securities to be
                                sold which has not been publicly
                                disclosed.

   7/22/99                           /S/ Peter Dartley
----------------------------    -------------------------------------
     Date of Notice                        Signature